April 10, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549

Attn:    Ms. Myra Moosariparambil
Ms. Shannon Buskirk

Re: Weatherford International plc
Form 10-K for the Year Ended December 31, 2022 Filed February 8, 2023
Form 8-K Filed February 7, 2023
File No. 001-36504

Dear Ms. Moosariparambil and Ms. Buskirk,

We are responding to the comments made by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated March 27, 2023, related to the above referenced filings of Weatherford International plc. We acknowledge that the Company is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff. The Staff’s comments, indicated in bold, and the Company’s responses, are as follows:

Form 10-K for the Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. When describing the changes in your results of operations on both a consolidated and segment basis, please specifically identify and quantify the key drivers contributing the material changes for revenues and expenses in each period. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response
We acknowledge the Staff's comments regarding the need to specifically identify and quantify key drivers contributing to material changes for revenues and expenses on a consolidated and segment basis. Management’s historical approach to explaining changes in revenues and expenses has been to list key drivers in order of their significance relative to the other drivers. Additionally, management has historically provided comparative data on key energy services industry drivers, most notably, changes in oil prices and rig counts, as those items have a material impact on demand for our products and services, and also indirectly impact pricing. In future filings, management will provide quantification of changes in revenues and expenses when measurable. Provided below is an example of how management will modify future disclosures, with such modifications shown as a strike-through or underlined in the excerpt from our Form 10-K for the year ended December 31, 2022:

Revenues totaled $4.33 billion in 2022, an increase of $686 million, or 19% compared to 2021. Revenues in 2022 reflect a 15% increase in service revenues and a 26% increase in product revenues. The year-over-year improvement was due to increased activity across all reporting segments but was led by the Drilling and Evaluation (“DRE”) segment, which contributed to 38% of the increase, and the Production and Intervention (“PRI”) ~~segments~~ segment, which contributed to 39% of the revenue increase, and geographically, by improvements in Latin America, the Middle East/North Africa/Asia and the North America regions, which contributed to 36%, 30% and 30% of the increase, respectively. The increases were primarily the result of increased customer demand, which represents approximately two-thirds of the increase, with the remainder driven by pricing and market share improvements, and operational focus. Customer demand is primarily driven by changes in oil and natural gas prices and rig

Principal Office:	Weatherford International plc	Registered Office:
2000 St. James Place	Registration Number: 540406	70 Sir John Rogerson’s Quay
Houston, Texas 77056	www.weatherford.com	Dublin 2, Ireland

Securities and Exchange Commission
April 10, 2023

counts. Average oil prices in 2022 increased 39% for West Texas Intermediate crude oil and 43% for Brent North Sea crude oil compared to 2021. Henry Hub average natural gas prices increased 64% compared to 2021. Global rig counts in 2022 increased 28% compared to 2021. Service and product quality excellence allowed us to benefit from a robust market with customers focusing on delivering energy supply with minimal disruption, globally. Imbalance across geographies driven by geopolitical conflicts, investment variances and supply disruptions caused a greater focus on energy security, globally. Our operational initiatives, put in place over the past couple of years, enabled us to regain share in a few product lines and geographies, as well as improve pricing through differentiation.

Cost of products and services of $3.02 billion increased $304 million, or 11%, compared to 2021, to support the increased overall activity across our segments. Approximately two-thirds of this increase is attributable to cost increases necessary to meet increased demand for our products and services. The remainder of the increase was primarily due to inflation in wages and to a lesser extent higher cost of materials. Our cost of products and services as a percentage of revenues was 69.7% in 2022, an improvement compared to 74.5% in 2021, reflecting improved utilization on a more efficient operating cost structure, and pricing improvements to customers to offset impacts from supply chain disruptions and inflation. Additionally, higher gains on asset sales and lower inventory charges contributed to the lower cost structure as a percentage of revenues.

Form 8-K filed February 7, 2023
Reconciliation of GAAP to Non-GAAP Financial Measures (Unaudited), page 13

2. You disclose the following non-GAAP measures: EBITDA, adjusted EBITDA, free cash flow, net leverage ratio, non-GAAP adjusted operating income, non-GAAP income (loss) before income taxes, non-GAAP provision for income taxes, non-GAAP net income and non-GAAP diluted income(loss) per share. We note your disclosure on page 14 states, “Weatherford’s management believes that certain non-GAAP financial measures (as defined under the SEC’s Regulation G and Item 10(e) of Regulation S-K) may provide users of this financial information additional meaningful comparisons between current results and results of prior periods and comparisons with peer companies.” Please revise your disclosure to address the specific reasons management believes each of the non-GAAP measures presented provide useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Response
We acknowledge the Staff's comment to address the specific reasons management believes each of the non-GAAP measures presented provide useful information to investors. In future filings, we will enhance our explanations and address specific reasons why management believes each of the non-GAAP measures provide useful information to investors.

3. We note you present Adjusted EBITDA margin for each segment on pages 6 and 7. You also discuss Adjusted EBITDA margin on a consolidated basis on pages 1 and 2. Please revise your disclosure to identify this measure as non-GAAP and present the most directly comparable GAAP margin with equal or greater prominence to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Measures. In addition, please disclose the reasons management believes these non-GAAP measures provide useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K. This comment also applies to similar disclosure included in your Form 10-K.

Response
We disclose consolidated adjusted EBITDA margin in the Form 8-K filed February 7, 2023, and consolidated segment adjusted EBITDA margin (which is derived from the summation of segment adjusted EBITDA results) in the Form 10-K filed February 8, 2023.

Principal Office:	Weatherford International plc	Registered Office:
2000 St. James Place	Registration Number: 540406	70 Sir John Rogerson’s Quay
Houston, Texas 77056	www.weatherford.com	Dublin 2, Ireland

Securities and Exchange Commission
April 10, 2023

We acknowledge the Staff’s comment that consolidated adjusted EBITDA margin should be identified as a non-GAAP measure and reconciled to the most directly comparable GAAP margin. In future filings, we will identify consolidated adjusted EBITDA margin as a non-GAAP measure and state the most directly comparable GAAP margin with equal or greater prominence. We also acknowledge the Staff’s comment to address the specific reason management believes this non-GAAP measure presented provides useful information to investors. In future filings, we will enhance the explanation and address the specific reason for presenting this non-GAAP measure.

Management intends to discontinue the presentation of consolidated segment adjusted EBITDA and consolidated segment adjusted EBITDA margin in future filings and acknowledges the Staff’s comment to identify them as non-GAAP measures in accordance with Regulation G and Item 10(e) of Regulation S-K, if used in any context other than the required reconciliation under ASC 280 “Segment Reporting” in the footnotes to the Company's consolidated financial statements.

4. We note from your reconciliation on page 13 that free cash flow is calculated as net cash provided by operating activities adjusted for capital expenditures for property, plant and equipment and proceeds from disposition of assets. This definition of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to “adjusted free cash flow” or a similar title. Refer to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Measures.

Response
Management acknowledges the Staff’s comment and will, in future filings, present the measure we have historically referred to as “Free Cash Flow” to be titled “Adjusted Free Cash Flow.”

If the Staff has any questions regarding our responses, please do not hesitate to contact me.

Very truly yours,

Weatherford International plc

/s/ Arunava Mitra
Arunava Mitra
Executive Vice President and Chief Financial Officer

cc: King & Spalding

Principal Office:	Weatherford International plc	Registered Office:
2000 St. James Place	Registration Number: 540406	70 Sir John Rogerson’s Quay
Houston, Texas 77056	www.weatherford.com	Dublin 2, Ireland